

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

July 18, 2006

Mr. John D. Ferguson
President and Chief Executive Officer
Corrections Corporation of America
10 Burton Hills Blvd.
Nashville, TN 37215

> **RE: Corrections Corporation of America**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 7, 2006**
> **File No. 001-16109**

Dear Mr. Ferguson:

We have limited our review of your filing to the issues we have addressed in our comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

15. Stockholders' Equity, page F-36

1. We note your obligation to issue warrants for the purchase of approximately 75,000 shares of your common stock, at an exercise price of $33.30 per share and an expiration date of December 31, 2008. Please tell us how you account for these warrants. As part of your response, please provide us, in detail, your analysis as to whether the warrants represent derivatives, including your consideration of paragraphs 6-9 and 11(a) of SFAS 133 and paragraphs 12-32 of EITF 00-19. Please also provide us with a copy of the warrants agreement or refer us to a copy of the agreement on EDGAR.

17. Commitments and Contingencies, page F-42

2. We note that you maintain insurance to cover many of the claims alleging that you are liable for damages arising from the conduct of your employees, inmates or others. Please be advised that loss contingencies should be evaluated independently from any potential claim for recovery for accounting and disclosure purposes. Refer to FIN 39. Accordingly:

- We assume that your accrual of $13,186 as of December 31, 2005 for accrued litigation is net of amounts that will be recovered from insurance. Accordingly, tell us the effect on your December 31, 2005 balance sheet of accruing for those loss contingencies that meet the conditions of paragraph 8 of SFAS 5, independent of your insurance recoveries. In other words, please tell us the effect of presenting the gross liability associated with your loss contingencies separately from the related insurance claim for recovery.

- In future filings, please disclose the nature of the liabilities you have recognized related to certain legal proceedings. Refer to paragraph 9 of SFAS 5. As stated above, please be advised that these amounts should be discussed independently from any potential insurance claim for recovery. In your response, please show us what your future disclosure revisions will look like.

- We note your disclosure that in your opinion "there are no pending legal proceedings that would have a material effect on [your] consolidated financial position, results of operations, or cash flows." Please be aware that a statement that a contingency is not expected to be material does not satisfy the requirements of SFAS 5 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities. In that case, you must either (a) disclose the estimated additional loss or range of loss, that is reasonably possible, or (b) state that such an estimate cannot be made. Refer to paragraph 10 of SFAS 5. Please note that any conclusion as to materiality should take into account the impact that any change in the accrual could have on quarterly or segment earnings. In addition, your estimated additional loss or range of loss should be evaluated and disclosed separately from any potential insurance claim for recovery, as discussed above. In your response, please show us what any future disclosure revisions will look like.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your response to our comments and provide any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to the undersigned at (202) 551-3255.

Sincerely,

Nili Shah
Accounting Branch Chief